# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ascent Solar Technologies, Inc., CIK 0001350102
CUSIP: 043635804
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12300 GRANT STREET, 12300 GRANT STREET, THORNTON, Colorado (CO), 80241
Date of event which requires filing of this statement: 05/12/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002112513-26-000002
Filed by CIK 0002112513

## Reporting persons
- Ryan Taylor: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 946,100; shared voting power 0; sole dispositive power 946,100; shared dispositive power 0; aggregate amount beneficially owned 946,100 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Ascent Solar Technologies, Inc.
Address of issuer's principal executive offices: 12300 GRANT STREET, 12300 GRANT STREET, THORNTON, COLORADO, 80241.

## Item 2. Person Filing
Name of person filing: Ryan Taylor
Address of principal business office or, if none, residence:
505 Beachland Blvd
Ste 1 PMB2105
Vero Beach, FL 32963-1798
United States
Citizenship: United States of America

## Item 4. Ownership
Amount beneficially owned: 946100
Percent of class: 9.9%
Sole power to vote or to direct the vote: 946100
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 946100
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ryan Taylor: Ryan Taylor, Individual (05/12/2026)